File No.  812-13825

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
_________________________________________________________________
In the Matter  of

American Beacon Funds
American Beacon Select Funds

American Beacon Advisors, Inc.

4151 Amon Carter Boulevard, MD 2450
Fort Worth, Texas  76155

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM THE PROVISIONS OF SECTION 15(a) THEREOF AND RULE 18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS
________________________________________________________________

December 7, 2012

_________________________________________________________________
Please send all communications to:
Francine J. Rosenberger, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006

With copies to:
Rosemary Behan, Esq.
American Beacon Advisors, Inc.
4151 Amon Carter Blvd., MD 2450
Fort Worth, TX  76155

This application (including exhibits) contains 31 pages which have been numbered sequentially.

BEFORE THE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

In the Matter of: American Beacon Funds American Beacon Select Funds American Beacon Advisors, Inc. 4151 Amon Carter Boulevard MD 2450 Fort Worth, TX 76155
FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM THE PROVISIONS OF SECTION 15(a) THEREOF AND RULE 18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS

I.           INTRODUCTION

American Beacon Funds (“Beacon Trust”) and American Beacon Select Funds (“Select Trust”) (collectively, the “Trusts”) and American Beacon Advisors, Inc. (“American Beacon” or “Manager,” and together with the Trusts, “Applicants”) have received an order of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the extent necessary to permit the Manager, as the investment adviser to each Trust, on behalf of its separate series (each a “Fund” and, collectively the “Funds”), subject to the approval of the applicable Trust’s Board of Trustees (the “Board”),1 including a majority of the trustees (“Trustees”) who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of

1  The term “Board” also includes the board of trustees or directors of a future Sub-Advised Fund (as defined below) if different.

the Trust (“Independent Trustees”), to enter into and materially amend sub-advisory agreements (“Sub-Advisory Agreements”) with unaffiliated investment Sub-Advisers (“Sub-Advisers”) with respect to the Funds without obtaining shareholder approval (“Existing Order”), including a contract that has terminated as a result of an “assignment” pursuant to Section 15(a)(4) of the 1940 Act.2  Applicants are seeking an order of the Commission that would supersede the Existing Order to update the existing relief.  The requested order would revise the conditions in the Existing Order to make them more consistent with conditions in recent similar orders granted by the Commission.  Thus, Applicants seek an order of the Commission to allow the Manager to rely on the order to enter into and materially amend Sub-Advisory Agreements for a Fund.  Applicants also seek an order of the Commission under Section 6(c) exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.3
Applicants request that the exemptive relief requested herein apply to the existing and future Funds of the Trusts and any other existing or future registered open-end management investment company or series thereof that (1) uses the “manager-of-managers” structure described in this application, (2) complies with the terms and conditions in this application, and (3) is advised by the Manager or an entity controlling, controlled by or under common control

2  AAdvantage Funds et al., Investment Company Act Release Nos. 21995 (May 30, 1997) (notice) and 22040 (June 25, 1996) (order).

3 If the Manager wishes to use Sub-Advisers that would be “affiliated persons” (as defined in Section 2(a)(3) of the 1940 Act) of the Trust, a Fund, or of the Manager (other than solely by reason of serving as a Sub-Adviser to the Fund) (“Affiliated Sub-Adviser”), to assist with monitoring and/or management of certain markets with which the Affiliated Sub-Advisers have expertise, shareholder approval of the sub-advisory agreement with any Affiliated Sub-Adviser will be obtained.  The requested relief will not extend to Affiliated Sub-Advisers.

with the Manager (each a “Manager”) or its successors (collectively the “Sub-Advised Funds” and each individually, a “Sub-Advised Fund”).4
Because of the manager-of-managers structure of the Funds, Applicants submit that the requested exemptions are appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.  Applicants believe that without an exemption from the shareholder voting requirement of Section 15(a) of the 1940 Act for a Fund with one Sub-Adviser, a Trust may be precluded from promptly and timely employing a Sub-Adviser or materially amending a Sub-Advisory Agreement because the Fund would be subject to the delays and additional expense of a proxy solicitation.  Applicants also believe that without an exemption from certain disclosure requirements concerning fees paid to Sub-Advisers, the Manager may pay higher fees to Sub-Advisers than the Manager could otherwise negotiate.  For the reasons discussed below, the Applicants believe that the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
II.           BACKGROUND
A.           The Trusts
Each Trust is organized as a Massachusetts business trust and is registered as an open-end management investment company under the 1940 Act.  A majority of the applicable Board of each Trust consists of Independent Trustees.
The Beacon Trust and the Select Trust offer separate Funds, each with its own investment objectives, policies and restrictions.  The Beacon Trust currently offers to the public twenty-four

4  The only existing registered open-end management investment companies that currently intend to rely on the requested order are named as Applicants.  If the name of any Sub-Advised Fund contains the name of a Sub-Adviser, the name of the Manager that serves as the primary adviser to the Sub-Advised Fund will precede the name of the Sub-Adviser.  For purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

Funds: American Beacon Balanced Fund, American Beacon Bridgeway Large Cap Value Fund, American Beacon Emerging Markets Fund, American Beacon Flexible Bond Fund, American Beacon High Yield Bond Fund, American Beacon Holland Large Cap Growth Fund, American Beacon Intermediate Bond Fund, American Beacon International Equity Fund, American Beacon International Equity Index Fund, American Beacon Large Cap Value Fund, American Beacon Mid-Cap Value Fund, American Beacon Retirement Income and Appreciation Fund, American Beacon S&P 500 Index Fund, American Beacon Short-Term Bond Fund, American Beacon SiM High Yield Opportunities Fund, American Beacon Small Cap Index Fund, American Beacon Small Cap Value Fund, American Beacon Small Cap Value II Fund, American Beacon Stephens Mid-Cap Growth Fund, American Beacon Stephens Small Cap Growth Fund, American Beacon The London Company Income Equity Fund, American Beacon Treasury Inflation Protected Securities Fund, American Beacon Zebra Large Cap Equity Fund, and American Beacon Zebra Small Cap Equity Fund.  The Select Trust offers two Funds, American Beacon Money Market Select Fund and American Beacon U.S. Government Money Market Select Fund.  The shares of beneficial interest of each Fund are registered under the Securities Act of 1933, as amended (“1933 Act”).
Under a master-feeder operating structure, the American Beacon International Equity Index Fund, the American Beacon S&P 500 Index Fund, and the American Beacon Small Cap Index Fund each pursues its investment objective by investing all of its investable assets in a corresponding portfolio of another registered investment company with identical investment objectives to those of the Fund.  The American Beacon Small Cap Index Fund and the American Beacon International Equity Index Fund each invests in a corresponding portfolio of the Quantitative Master Series LLC, a trust managed by BlackRock Advisors, LLC, neither of which is a Sub-Advised Fund within the meaning of this application.  The American Beacon S&P 500

Index Fund invests in a corresponding portfolio of the State Street Master Funds, a trust managed by SSgA Funds Management, Inc., which is not a Sub-Advised Fund within the meaning of this application.
B.           The Manager
The Manager is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”) and is incorporated under the laws of the State of Delaware.  The Manager is a wholly-owned subsidiary of Lighthouse Holdings, Inc. (“Lighthouse”), which is indirectly owned by investment funds affiliated with Pharos Capital Group, LLC and TPG Capital, L.P.
The Manager serves as investment adviser to the Funds pursuant to a Management Agreement between the Manager and each Trust dated September 12, 2008.  The terms of each Management Agreement comply with Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 under the 1940 Act, and have been approved by the applicable Board (including a majority of the Independent Trustees) and the shareholders of the Funds, most recently at a special meeting of shareholders held on August 22, 2008.  Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to each Management Agreement.
Under each Management Agreement, the Manager has the authority to engage the services of Sub-Advisers, subject to approval by the applicable Board and shareholders to the extent required by the 1940 Act.  Under each Management Agreement, the Manager receives a management fee (“Management Fee”) from each Fund.  For Sub-Advised Funds, the Management Fee compensates the Manager for providing management services, including, Sub-Adviser selection, monitoring, and asset allocation services and, with respect to certain Sub-Advised Funds, for providing investment management services to a portion of the Fund’s assets.  The Manager also negotiates the amount of the Sub-Advisers’ compensation, acts as a conduit in collecting the applicable fees from each Sub-Advised Fund and pays such fees to the applicable Sub-Advisers.  The Manager also may pay the Sub-Adviser’s compensation for Sub-Advised Funds from the Management Fee in the future.
C.           The Sub-Advised Funds and the Sub-Advisers
Each Sub-Adviser has entered into a separate Sub-Advisory Agreement with the Manager to provide investment advisory services to the Sub-Advised Funds.  For the investment advisory services they provide to the Funds, each Sub-Adviser currently receives annual fees from each applicable Fund, calculated at an annual rate based on the average daily assets of the respective Fund (“Sub-Advisory Fees”).  The Sub-Adviser also may receive Sub-Advisory Fees from the Manager out of its Management Fee in the future.  The fee paid to the Sub-Adviser results from the negotiations between the Manager and the particular Sub-Adviser and is approved by the Board, including a majority of the Independent Trustees. Each Sub-Adviser bears its own expenses of providing sub-advisory services to the Funds.  Where a Sub-Advised Fund pays the Sub-Adviser directly, the Manager serves as a conduit and will compensate each Sub-Adviser with fees that are paid by each applicable Fund to the Manager for sub-advisory services under the Sub-Advisory Agreement.  Where the Manager pays the Sub-Adviser for services to a Sub-Advised Fund, the Sub-Adviser may receive investment advisory fees from the Manager.
The Manager has primary responsibility for the management of the Funds in accordance with each Fund’s investment objective, policies and restrictions and subject to the general supervision of the applicable Board.  The Manager has delegated this authority to Sub-Advisers for all of the Funds, except for the American Beacon Short-Term Bond Fund, the American Beacon U.S. Government Money Market Select Fund, and the American Beacon Money Market Select Fund, with respect to which the Manager has retained sole investment management responsibility.5  The Manager shares investment management responsibility with one or more Sub-Advisers for the American Beacon Balanced Fund, the American Beacon Retirement Income and Appreciation Fund and the American Beacon Intermediate Bond Fund.  The Manager monitors the performance of the Sub-Advised Funds and regularly reviews, supervises and administers each Sub-Advised Fund’s investment program, subject to the direction of, and policies established by, the applicable Board.  The Manager recommends to the applicable Board whether a Sub-Advised Fund should continue to employ or terminate any Sub-Adviser.  The Manager is also responsible for identifying and recommending prospective Sub-Advisers to the applicable Board.
The specific investment decisions for each Sub-Advised Fund are made by the Sub-Adviser(s) and, for the portion of the Sub-Advised Funds with respect to which the Manager shares investment management responsibility, the Manager.  However, the Manager exercises

5  As of the date of this application, the Manager had allocated investment responsibility for each Sub-Advised Fund in the following manner: (1) American Beacon Balanced Fund - the Manager, Barrow, Hanley, Mewhinney & Strauss, LLC (“Barrow”), Brandywine Global Investment Management, LLC (“Brandywine”), and Hotchkis and Wiley Capital Management, LLC (“Hotchkis”); (2) American Beacon Bridgeway Large Cap Value Fund – Bridgeway Capital Management, Inc.; (3) American Beacon Emerging Markets Fund – Brandes Investment Partners, LP, Morgan Stanley Investment Management Inc. and The Boston Company Asset Management, LLC (“TBCAM”); (4) American Beacon Flexible Bond Fund – Brandywine, GAM International Management Ltd., and Pacific Investment Management Company LLC; (5) American Beacon High Yield Bond Fund – Franklin Advisers, Inc., Logan Circle Partners, L.P., and PENN Capital Management Company, Inc.; (6) American Beacon Holland Large Cap Growth Fund – Holland Capital Management, LLC; (7) American Beacon Intermediate Bond Fund – the Manager and Barrow; (8) American Beacon International Equity Fund – Causeway Capital Management LLC, Lazard Asset Management LLC, and Templeton Investment Counsel, LLC; (9) American Beacon Large Cap Value Fund – Barrow, Brandywine, Hotchkis and Massachusetts Financial Services Co.; (10) American Beacon Mid-Cap Value Fund – Barrow, Lee Munder Capital Group, LLC, and Pzena Investment Management, LLC; (11) American Beacon Retirement Income and Appreciation Fund – the Manager and Calamos Advisors, LLC; (12) American Beacon SiM High Yield Opportunities Fund – Strategic Income Management, LLC; (13) American Beacon Small Cap Value Fund – Barrow, Brandywine, Dreman Value Management, LLC, Hotchkis, Opus Capital Group, LLC and TBCAM; (14) American Beacon Small Cap Value II Fund – Dean Capital Management, LLC, Fox Asset Management LLC, and Signia Capital Management, LLC; (15) American Beacon Stephens Mid-Cap Growth Fund – Stephens Investment Management Group, LLC (“SIMG”); (16) American Beacon Stephens Small Cap Growth Fund – SIMG; (17) American Beacon The London Company Income Equity Fund – The London Company of Virginia, LLC; (18) American Beacon Treasury Inflation Protected Securities Fund – NISA Investment Advisors, LLC and Standish Mellon Asset Management Company, LLC; (19) American Beacon Zebra Large Cap Equity Fund – Zebra Capital Management, LLC (“Zebra”); (20) American Beacon Zebra Small Cap Equity Fund – Zebra.  Each Sub-Adviser to the Sub-Advised Funds is registered as an investment adviser under the Advisers Act.  The Sub-Advisory Agreements with such Sub-Advisers will meet the requirements of Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder if the order requested herein is granted.

considerable authority in establishing or modifying the parameters within which each Sub-Advised Fund’s investment program will operate and ensuring that each Sub-Adviser is staying within the applicable parameters that are in effect at any given time.  For Sub-Advised Funds with multiple Sub-Advisers, the Manager coordinates the Sub-Advisers’ investment activities to ensure compliance with investment restrictions at the Fund level.
The Manager makes recommendations to the applicable Board with respect to the selection and retention of Sub-Advisers based upon the Sub-Adviser’s performance as well as the Sub-Adviser’s fees and services in relation to other Sub-Advisers.  As additional criteria, the Manager examines, among other things, the nature of the strategy employed by the Sub-Adviser, the quality and depth of the Sub-Adviser’s investment personnel, the Sub-Adviser’s compliance record and the Sub-Adviser’s reputation in the investment community.
From time to time, the Manager may recommend that the services of a Sub-Adviser be terminated.  The criteria for termination may include, but are not limited to, the following:

●	departure of key personnel from the Sub-Adviser;
●	acquisition of the Sub-Adviser by a third party;
●	inadequate investment, trading or other processes which could result in inconsistent or poor performance in a Sub-Advised Fund’s portfolio;
●	failure to cooperate with the Manager or the Sub-Advised Fund with respect to compliance matters;
●	unfavorable fees relative to other similarly situated qualified investment advisers; and
●	other reasons as may from time to time arise.
Each Sub-Adviser is and will be an “investment adviser” (as such term is defined in Section 2(a)(20)(B) of the 1940 Act) and is registered as an investment adviser under the Advisers Act.  The terms of each Sub-Advisory Agreement will comply with Section 15(a) of the 1940 Act and were approved by the applicable Board, including a majority of the Independent

Trustees, at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 under the 1940 Act if the order requested herein is granted.
D.           Manager of Managers Arrangement
Each Sub-Advised Fund is operated in a manner that is different from conventional management investment companies.  Under the manager-of-managers arrangement described herein, a Sub-Advised Fund can offer investors the benefit of the Manager’s Sub-Adviser selection and monitoring services, the expertise of Sub-Advisers in the particular investment strategy that they employ, and the Manager’s ability to periodically allocate and re-allocate assets among Sub-Advisers or among the Manager and Sub-Advisers.  Under this approach, the Manager may recommend and, if the applicable Board, including a majority of the Independent Trustees, approves the recommendation, retain Sub-Advisers for a Sub-Advised Fund.  Such a recommendation may be in the context of transferring responsibility from one Sub-Adviser to another or appointing a Sub-Adviser for assets as to which no Sub-Adviser had previously been responsible, including assets managed by the Manager.  Each Sub-Adviser is responsible for implementing and administering the investment program with respect to the Sub-Advised Fund, or each portion of the Sub-Advised Fund’s assets assigned to such Sub-Adviser, that has been developed by the Manager for each Sub-Advised Fund (“Sub-Advisory Services”).  The applicable Board, subject to its oversight, relies upon the Manager to monitor each Sub-Advised Fund’s compliance with its stated investment objective, policies and restrictions, and to recommend the retention or termination of Sub-Advisers.
Whenever required by Section 15(c) of the 1940 Act, the applicable Board may request, and the Manager and each Sub-Adviser must furnish, such information as may be reasonably necessary to evaluate the terms of each Management Agreement and the Sub-Advisory Agreements.  In undertaking this evaluation, the applicable Board is provided with information concerning the Sub-Advisory Fees, as well as the fees paid to the Manager pursuant to each Management Agreement.  The information provided to the applicable Board is maintained as part of the minute book records of each Sub-Advised Fund pursuant to Rule 31a-1 under the 1940 Act and is available to the Commission in the manner prescribed by the 1940 Act.  Each Sub-Adviser is also expected to provide in-person or telephonic reports to the applicable Board from time to time as may be requested.
If the order requested herein is granted, the Manager may rely on the order to enter into or materially amend a Sub-Advisory Agreement for a Sub-Advised Fund, regardless of the number of Sub-Advisers employed for that Sub-Advised Fund, without approval by the vote of a majority of the outstanding voting securities of the applicable Sub-Advised Fund(s), and to disclose the aggregate management and sub-advisory fees paid by each Sub-Advised Fund, rather than individual fees paid to the Manager and the Sub-Advisers.  Applicants believe that without an exemption from the shareholder voting requirement of Section 15(a) of the 1940 Act for a Fund, a Trust may be precluded from promptly and timely employing a Sub-Adviser or materially amending a Sub-Advisory Agreement because a Fund would be subject to the delays and additional expense of a proxy solicitation.  Applicants also believe that without an exemption from certain disclosure requirements concerning fees paid to Sub-Advisers, the Manager may pay higher fees to Sub-Advisers than the Manager could otherwise negotiate.
A Sub-Advised Fund will not rely on the order if the operation of the Sub-Advised Fund in the manner described in this application has not been approved, as provided in Condition 1 set out in Section IV below.6

6  The requirements of Condition 1 will be deemed to be met with respect to Sub-Advised Funds currently in existence and relying on the Existing Order by the shareholder approval previously obtained in connection with the Existing Order; provided that, the Sub-Advised Fund’s prospectus has disclosed at all times following that approval and will continue to disclose, the existence, substance and effect of the Existing Order (or the requested order once granted) as provided for in Condition 2.

III.           APPLICABLE LAW AND REQUEST FOR RELIEF
A.           Shareholder Voting
1.           Applicable Law
Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which . . . has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.”  Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.”  Rule 18f-2(c)(1) under the 1940 Act states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”  These provisions, taken together, would require the shareholders of a Sub-Advised Fund to approve any new Sub-Advisory Agreement or material amendment to a Sub-Advisory Agreement.
Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction or any class or classes of persons, securities or transactions from the provisions of the 1940 Act, or from any rule thereunder, if such exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons and subject to the conditions set forth below, Applicants seek an order of exemption superseding the Existing Order of exemption from the requirements of Section 15(a) and Rule 18f-2 under the 1940 Act to the extent necessary to permit the Manager, subject to approval of the applicable Board, and without approval by the vote of a majority of the outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act) of the Sub-Advised Fund to: enter into new Sub-Advisory Agreements and materially amend Sub-Advisory Agreements for a Sub-Advised Fund.
2.           Discussion in Support of the Application
a.           Necessary or Appropriate in the Public Interest
The investment advisory arrangements of the Sub-Advised Funds are different from those of traditional investment companies.  Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions for the fund.  The adviser is free to retain or terminate those portfolio managers without board or shareholder approval.  In the case of each Sub-Advised Fund, the Manager typically does not make the day-to-day investment decisions, except to the extent the Manager shares investment management responsibility with the Sub-Advisers.  Instead, having established an investment program for the Sub-Advised Funds, the Manager selects, supervises and evaluates the Sub-Advisers which, in turn, make the day-to-day investment decisions for the Sub-Advised Funds.  Applicants believe that this service provides benefits to the Sub-Advised Funds’ shareholders because the Manager is able to select those Sub-Advisers who have distinguished themselves through successful performance in the particular market sectors in which the Sub-Advised Funds invest.  The requested exemptive order is sought to enable the Sub-Advised Fund, regardless of how many Sub-Advisers the Sub-Advised Fund employs, to act promptly upon the Manager’s recommendations with respect to the Sub-Advised Fund and to save a Sub-Advised Fund and its shareholders the expense of convening multiple shareholders meetings.7
Each Fund will hold itself out as an investment vehicle whereby investors look to the Manager as a professional organization to evaluate, select and recommend to the applicable Board the hiring of Sub-Advisers.  The Manager will select and recommend to the applicable Board those Sub-Advisers that the Manager believes will provide investment advisory services that likely will seek to achieve the investors’ defined objectives given their investment needs and tolerance for risk.  Those Sub-Advisers will, in turn, select and oversee the selection of portfolio investments pursuant to a particular sub-strategy.  Under the manager-of-managers arrangement, the selection or change in a Sub-Adviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.
Under the circumstances, Applicants believe that there is no compelling policy reason why shareholders of a Sub-Advised Fund should be required to approve either relationships between a Sub-Adviser and a Sub-Advised Fund or the material amendment of a Sub-Advisory Agreement.  Shareholders are not required to approve substantially equivalent relationships between an adviser and its portfolio managers.  From the perspective of the investor, the role of the Sub-Advisers with respect to the Sub-Advised Funds is substantially equivalent to the roles of an investment adviser and its individual portfolio managers with respect to conventionally managed funds.  Both the portfolio managers and the Sub-Advisers are concerned principally with the selection of portfolio investments in accordance with the Sub-Advised Funds’ investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Sub-Advised Funds other than responsibilities

7  The Sub-Advised Funds are not required to hold annual shareholder meetings.

related to investment management.  Applicants believe that shareholders of the Sub-Advised Funds look to the Manager when they have questions or concerns about a Sub-Advised Fund’s management or investment performance, and that shareholders expect the Manager and the applicable Board to select one or more Sub-Advisers for a Sub-Advised Fund as deemed appropriate by the Manager and the applicable Board, just as shareholders of conventionally managed funds expect their investment adviser to hire portfolio managers that provide day-to-day management of fund assets.
In the absence of the relief requested in this application, when a Sub-Adviser is retained for a Sub-Advised Fund, and the Sub-Adviser would be that Fund’s only Sub-Adviser, shareholders are required to approve the new Sub-Advisory Agreement.8  Similarly, under the Existing Order, if an existing Sub-Advisory Agreement with respect to a Sub-Advised Fund that employs only one Sub-Adviser is to be amended in any material respect, the shareholders of that Sub-Advised Fund would have to approve the change.  In addition, currently it would be impermissible for a Sub-Advised Fund with one Sub-Adviser to retain that Sub-Adviser if the Sub-Advisory Agreement is “assigned” as a result of a change of control of the Sub-Adviser unless shareholder approval had been obtained.  In each case, the need for shareholder approval would require a shareholder meeting, the preparation and distribution of proxy materials, and the solicitation of shareholders votes on behalf of a Sub-Advised Fund, which often necessitates the retention of a proxy solicitor.  This process is time-consuming, costly and slow.  It increases a Sub-Advised Fund’s expenses and, in some cases, delays the prompt implementation of actions deemed advisable by the Manager and the applicable Board, both of which are disadvantageous to shareholders.  Applicants believe that there is no compelling policy reason why shareholders

8  Footnote 2 to the Notice of Application for the Existing Order states that the Existing Order “would not apply to any of the Funds unless they . . . employ two or more Sub-Advisers.”  Release No. IC-21995 (June 25, 1996).

of a Sub-Advised Fund with one Sub-Adviser should be required to approve either relationships between a Sub-Adviser and a Sub-Advised Fund or the material amendment of a Sub-Advisory Agreement.  Indeed, the Commission has granted similar relief to a number of applicants without requiring the retention of a minimum number of sub-advisers.9
Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), a Sub-Advised Fund will be able to act more quickly and with less expense to hire a Sub-Adviser regardless of the number of Sub-Advisers employed by the Sub-Advised Fund and materially amend a Sub-Advisory Agreement when the applicable Board and the Manager believe that the appointment of a Sub-Adviser or the amendment of a Sub-Advisory Agreement would benefit the Sub-Advised Fund.  Without the requested relief, the applicable Board could determine that the costs and delay associated with obtaining shareholder approval for a new Sub-Adviser outweigh the benefits of a prompt termination of an agreement with a Sub-Adviser, even if the Sub-Adviser is no longer able to manage a Sub-Advised Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement.  Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control – events which are beyond the control of the Manager – a Sub-Advised Fund may be forced to operate without a Sub-Adviser.  The sudden loss of a Sub-Adviser could be highly disruptive to the operations of a Fund.

9  See, e.g., LoCorr Fund Management, LLC and LoCorr Investment Trust, Investment Company Act Release Nos. 30168 (August 14, 2012) (notice) and 30199 (September 11, 2012) (order); Curian Series Trust, et al., Investment Company Act Release Nos. 29794 (September 19, 2011) (notice) and 29836 (October 17, 2011) (order); WisdomTree Asset Management Inc. and WisdomTree Trust, Investment Company Act Release Nos. 29380 (Aug. 13, 2010) (notice) and 29412 (Sept. 8, 2010) (order); CMG Capital Management Group, Inc. and Northern Lights Fund Trust, Investment Company Act Release Nos. 29208 (April 16, 2010) (notice) and 29267 (May 12, 2010) (order); and Forward Funds, Investment Company Act Release Nos. 28420 (September 29, 2008) (notice) and 28469 (October 27, 2008) (order).

b.           Consistent with the Protection of Investors
The Sub-Advised Funds’ manager-of-managers structure clearly differs from that of conventional mutual funds.  When acquiring or holding shares of a conventional investment company, an investor has the burden of determining which investment adviser will be most capable of investing the investor’s assets.  In addition, the investor must continuously monitor the investment adviser’s performance, including extensive quantitative and subjective data, and make a judgment of the investment adviser’s likely future performance.  Hence, shareholder approval of a fund’s advisory arrangements, as required by Section 15(a) of the 1940 Act, is appropriate because shareholders have chosen a fund, based on, among other things, the fund’s investment adviser.
Under the manager-of-managers structure employed by the Applicants, primary responsibility for managing a Sub-Advised Fund, including the selection and supervision of Sub-Advisers, is vested in the Manager, subject to the oversight of the applicable Board.  By choosing a Sub-Advised Fund, an investor is choosing the Manager to manage the Sub-Advisers.  This is in sharp contrast to the investor in a conventional mutual fund whose investment decision is primarily influenced by the investment adviser that manages the fund’s investments.
Indeed, Applicants believe that investors choose a Sub-Advised Fund in part because of the value added by the Manager who has the requisite experience to evaluate, select and supervise one or more Sub-Advisers with particular expertise in the relevant market sectors.  In evaluating the services that a Sub-Adviser provides to a Sub-Advised Fund, the Manager considers information including, but not limited to, the following: (1) the advisory services provided by the Sub-Adviser; (2) the Sub-Adviser’s personnel; (3) the financial condition and stability of the Sub-Adviser; and (4) the Sub-Adviser’s investment performance.  To obtain this information, the Manager typically will review the Sub-Adviser’s Form ADV, conduct a due diligence review of the Sub-Adviser and interview the Sub-Adviser.
In addition, the Manager and the applicable Board consider the reasonableness of the Sub-Adviser’s compensation.  In analyzing the reasonableness of a fee charged by the Sub-Adviser, the Manager considers certain information, including, but not limited to: (1) a description of the proposed method of computing the fees; and (2) comparisons of the proposed fees paid by each Sub-Advised Fund with fees charged by the Sub-Adviser for managing comparable accounts and fees charged by other organizations for managing other mutual funds and accounts with similar investment objectives.
If the requested relief is granted, shareholders of each Sub-Advised Fund will continue to receive adequate information about the Sub-Advisers.  The prospectus and statement of additional information (“SAI”) of each Sub-Advised Fund, including those with one Sub-Adviser, do and will continue to include all information required by Form N-1A concerning the Sub-Advisers (except as modified to permit Aggregate Fee Disclosure as defined in this application).  Furthermore, under the Existing Order, if a new Sub-Adviser is retained or an existing Sub-Advisory Agreement is materially modified, a Sub-Advised Fund will furnish to shareholders, within 90 days of the date that a Sub-Adviser is hired or an existing Sub-Advisory Agreement is materially modified, all information that would have been provided in the proxy statement (“Information Statement”).  If a new Sub-Adviser is retained in reliance under the requested relief, a Sub-Advised Fund would inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”):  (a) within 90 days after a new Sub-Adviser is hired for any Sub-Advised Fund, that Sub-Advised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and

Multi-manager Information Statement10; and (b) the Sub-Advised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.  Under the requested relief, a Sub-Advised Fund would not furnish an Information Statement to shareholders when an existing Sub-Advisory Agreement is materially modified.  In addition, existing shareholders of the Sub-Advised Funds that are currently relying on the Existing Order will be notified of the principal differences between the Existing Order and the requested order in the form of a prospectus supplement that will be mailed to such shareholders within a reasonable time after the requested relief is granted.
The requested relief is consistent with the more recent orders granted by the Commission.11  Moreover, as indicated above, the applicable Board will comply with the requirements of Section 15(c) of the 1940 Act before entering into or materially amending each Management Agreement or a Sub-Advisory Agreement.
c.           Consistent with the Policy and Provisions of the 1940 Act
The relief requested in this application is consistent with the policy and provisions of the 1940 Act.  The purpose of the requirement that shareholders approve new advisory agreements

10      A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the 1934 Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Sub-Advised Funds.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure.  Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

11  See supra note 10.

may be inferred from the 1940 Act.  The identity of an investment company’s investment adviser, together with the investment company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another.  The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders.  The exemptive relief being requested would be fully consistent with this public policy.
Each Management Agreement and Sub-Advisory Agreements with Affiliated Sub-Advisers will continue to be subject to the shareholder approval requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting.  The prospectus for each Fund discloses that the Manager and/or one or more Sub-Advisers provide investment management services for the Funds.  The prospectus also discloses that the Manager may hire or change Sub-Advisers for each Fund, as appropriate, and that the Manager has the ultimate responsibility to oversee Sub-Advisers and recommend to the applicable Board their hiring, termination and replacement.  In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because the shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to the hiring or a change of Sub-Adviser or the material amendment of Sub-Advisory Agreements by the Manager and the applicable Board for any Sub-Advised Fund regardless of the number of Sub-Advisers.  Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  In the circumstances described in this application, a proxy solicitation would provide no more meaningful information to investors than the proposed Multi-manager Information Statement.
B.           Disclosure of Sub-Advisers’ Fees
1.           Applicable Law
Form N-1A is the registration statement used by open-end investment companies.  Item 19(a)(3) of the Form N-1A requires an investment company to disclose in its registration statement the method of computing the advisory fee payable by the investment company, including the “total dollar amounts that the Fund paid to the adviser . . . under the investment advisory contract for the last three fiscal years.”  This provision may require each Fund to disclose the fees paid to each Sub-Adviser.  An exemption is requested, therefore, to permit the Funds to disclose (as both a dollar amount and as a percentage of each Fund’s net assets) (i) the aggregate fees paid to the Manager and any Affiliated Sub-Advisers, and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (we refer to the items in (i) and (ii) herein, collectively, as “Aggregate Fee Disclosure”).  For any Fund that employs an Affiliated Sub-Adviser, the Fund will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser.
Rule 20a-1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the 1934 Act.  Item 22 of Schedule 14A sets forth the information that must be included in an investment company proxy statement.  Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.”  Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser.”  Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year, (ii) the amount that the adviser would have received had the proposed fee been in effect, and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i).  Taken together, these provisions may require a Sub-Advised Fund to disclose the fees paid to each Sub-Adviser in proxy statements for a shareholder meeting at which fees would be established or increased, or action would be taken on a Sub-Advisory Agreement.  An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure, as provided herein.
Regulation S-X sets forth the requirements for financial statements required to be included as part of the investment company registration statements and shareholder reports filed with the Commission.  Sections 6-07(2)(a), (b) and (c) of Regulation S-X require investment companies to include in their financial statements information about investment advisory fees.  These provisions may be deemed to require a Fund’s financial statements to include information concerning fees paid to the Sub-Advisers.  An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure.  All other items required by Section 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.
For these reasons, and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A

under the 1934 Act and Sections 6-07(2)(a), (b) and (c) of Regulation S-X to permit the Trusts to disclose for each Fund (as both a dollar amount and a percentage of the Fund’s net assets) (i) the aggregate fees paid to the Manager and any Affiliated Sub-Adviser, and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the “Aggregate Fee Disclosure”).  For a Sub-Advised Fund that employs an Affiliated Sub-Adviser, the Fund will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser.
2.           Discussion in Support of the Application
The Applicants seek an exemption to permit each Sub-Advised Fund to make the Aggregate Fee Disclosure rather than disclose the fees paid to each Sub-Adviser under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act; and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  The Applicants believe the relief should be granted because: (i) the Manager operates each Sub-Advised Fund using Sub-Advisers in a manner so different from that of conventional investment companies that disclosure of the fees paid to each Sub-Adviser would serve no meaningful purpose; (ii) the relief will benefit shareholders by enabling each Sub-Advised Fund to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address disclosure concerns.
As noted above, the Manager operates each Sub-Advised Fund using Sub-Advisers in a manner substantially different from that of conventional investment companies.  By investing in such a Sub-Advised Fund, shareholders hire the Manager to manage a Sub-Advised Fund’s assets by using its Sub-Adviser selection and monitoring process to select and allocate assets among Sub-Advisers, rather than by hiring its own employees to manage assets directly.  The Manager, under the overall supervision of the applicable Board, takes responsibility for overseeing Sub-Advisers and recommending their hiring, termination and replacement.  In return for its services, the Manager receives a Management Fee from each Fund.  In addition, the Manager receives the Sub-Advisory Fee from each Sub-Advised Fund which it pays to the applicable Sub-Adviser.  The Sub-Adviser may receive investment advisory fees from the Manager in the future.  Disclosure of Sub-Advisory Fees does not serve any meaningful purpose because investors pay the Manager to retain and compensate the Sub-Advisers.  Indeed, disclosure of individual Sub-Advisory Fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser.
The requested relief will benefit shareholders of the Sub-Advised Funds because it will improve the Manager’s ability to negotiate the fees paid to Sub-Advisers.  Many investment advisers charge their customers for advisory services according to a “posted” fee schedule.  While investment advisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so where the negotiated fees are disclosed to other prospective and existing customers.  The relief will encourage Sub-Advisers to negotiate lower advisory fees with the Manager if the lower fees are not required to be made public.
C.           Precedent
The relief requested in this application is substantially similar to other relief from the shareholder voting requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act recently granted by the Commission.  See, e.g., LoCorr Fund Management, LLC and LoCorr Investment Trust, Investment Company Act Release Nos. 30168 (August 14, 2012) (notice) and 30199 (September 11, 2012) (order); Preservation Trust Advisors, LLC and Northern Lights Fund Trust, Investment Company Act Release Nos. 29937 (January 26, 2012) (notice) and 29951 (February 22, 2012) (order); Sterling Capital Funds, et al., Investment Company Act

Release Nos. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order); American Fidelity Dual Strategy Fund, et. al, Investment Company Act Release Nos. 29444 (Sept. 27, 2010) (notice) and 29483 (Oct. 25, 2010) (order); The Integrity Funds, et. al, Investment Company Act Release Nos. 29399 (Aug. 25, 2010) (notice) and 29418 (Sept. 21, 2010) (order); WisdomTree Asset Management Inc. and WisdomTree Trust, Investment Company Act Release Nos. 29380 (Aug. 13, 2010) (notice) and 29412 (Sept. 8, 2010) (order); CMG Capital Management Group, Inc. and Northern Lights Fund Trust, Investment Company Act Release Nos. 29208 (April 16, 2010) (notice) and 29267 (May 12, 2010) (order); GE Funds, et. al., Investment Company Act Release Nos. 28808 (July 2, 2009) (notice) and 28839 (July 28, 2009) (order); Embarcadero Funds, Inc. et. al. Investment Company Act Release Nos. 28769 (July 22, 2009) (notice) and 28820 (July 20, 2009) (order); Trust for Professional Managers, et al. Investment Company Act Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order); Forward Funds, Investment Company Act Release Nos. 28420 (September 29, 2008) (notice) and 28469 (October 27, 2008) (order).
IV.           CONDITIONS TO RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:
1.  Before a Sub-Advised Fund may rely on the order requested in the application, the operation of the Sub-Advised Fund in the manner described in the application will be approved by a majority of the Sub-Advised Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Sub-Advised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder(s) before such Sub-Advised Fund’s shares are offered to the public.

2.  The prospectuses for each Sub-Advised Fund will disclose the existence, substance, and effect of any order granted pursuant to the application.  In addition, each Sub-Advised Fund will hold itself out to the public as employing the manager-of-managers structure described in the application.  The prospectus will prominently disclose that the Manager has ultimate responsibility (subject to oversight by the applicable Board) to oversee the Sub-Advisers and recommend their hiring, termination and replacement.
3.  The Manager will provide general management services to each Sub-Advised Fund, including overall supervisory responsibility for the general management and investment of each Sub-Advised Fund’s assets, and, subject to the review and approval of the applicable Board, will: set each Sub-Advised Fund’s overall investment strategies; evaluate, select and recommend Sub-Advisers to manage all or a part of each Sub-Advised Fund’s assets; allocate, and when appropriate, reallocate the assets of each Sub-Advised Fund among Sub-Advisers; monitor and evaluate the performance of the Sub-Advisers; and implement procedures reasonably designed to ensure that the Sub-Advisers comply with each Sub-Advised Fund’s investment objective, policies and restrictions.
4.  At all times, at least a majority of each Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then existing Independent Trustees.
5.  The Manager will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Sub-Advised Fund.
6.  Whenever a Sub-Adviser change is proposed for a Sub-Advised Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes that such change is in the best interests of the

Sub-Advised Fund and its shareholders, and does not involve a conflict of interest from which the Manager or Affiliated Sub-Adviser derives an inappropriate advantage.
7.  No trustee or officer of a Sub-Advised Fund or director or officer of the Manager will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser, except for ownership of interests in the Manager or any entity that controls, is controlled by, or under common control with the Manager, or ownership of less than 1% of the outstanding securities of any class of equity or debt securities of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.
8.  Sub-Advised Funds will inform shareholders of the hiring of a new Sub-Adviser in reliance on the order within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.
9.  In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.
10.  Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees.  The selection of such counsel will be within the discretion of the then-existing Independent Trustees.
11.  Whenever a Sub-Adviser is hired or terminated, the Manager will provide the Board with information showing the expected impact on the profitability of the Manager.
12.  The Manager will provide the Board, no less frequently than quarterly, with information about the profitability of the Manager on a per Sub-Advised Fund basis.  The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

13.  Each Sub-Advised Fund will disclose in its registration statement the Aggregate Fee Disclosure.
14.  For Sub-Advised Funds that pay fees to a Sub-Adviser directly from fund assets, any changes to a Sub-Advisory Agreement that would result in an increase in the total management and advisory fees payable by a Sub-Advised Fund will be required to be approved by the shareholders of the Sub-Advised Fund.

V.           CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this application.  Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.
VI.           PROCEDURAL MATTERS
Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is 4151 Amon Carter Boulevard, Forth Worth, Texas 76155.  Applicants further state that all communications or questions should be directed to Francine J. Rosenberger, K&L Gates LLP, 1601 K Street, NW, Washington, D.C. 20006, (202) 778-9187, with a copy to Rosemary Behan, Esq., American Beacon Advisors, Inc., 4151 Amon Carter Boulevard, MD 2450, Fort Worth, Texas  76155.
Pursuant to Rule 0-2(c)(1) and Rule 0-2(c)(2) under the 1940 Act, each Applicant hereby states that the officer signing and filing this application on behalf of such Applicant is fully authorized to do so, that under the provisions of each Trust’s Amended and Restated Declaration of Trust and Bylaws, responsibility for the management of the affairs and business of the Trust is vested in its Board of Trustees, that by resolution duly adopted and incorporated by reference to Exhibit A to the application filed with the Commission on September 17, 2010, the applicable Board of Trustees of the Trust has authorized any officer of the Trust to prepare or cause to be prepared and to execute and file with the Commission this application and any amendments hereto, and that the undersigned officers of the Manager are fully authorized under the Manager’s articles of incorporation to prepare or cause to be prepared and to execute and file with the Commission this application and any amendments hereto, and that the undersigned officers of each Trust are fully authorized under the applicable Declaration of Trust to prepare or cause to be prepared and to execute and file with the Commission this application and any amendments hereto.  Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individual who has signed this application.  Applicants further state that each Applicant has complied with all requirements for the execution and filing of this application in the name and on behalf of each Applicant.
The verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B hereto.
Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

EXHIBIT B

VERIFICATION

The undersigned states that he has duly executed the attached First Amended and Restated Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, for an Order of Exemption from the Provisions of Section 15(a) thereof and Rule 18f-2 thereunder and from Certain Disclosure Requirements, dated December 7, 2012 for and on behalf of American Beacon Funds (“Beacon Funds”), American Beacon Select Funds (“Select Funds”), and American Beacon Advisors, Inc. (“AmBeacon”); that he is the President of Beacon Funds, Select Funds, and AmBeacon; and that all actions taken by the Board of Trustees, officers and other persons necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/ Gene L. Needles, Jr.
Gene L. Needles, Jr.
Dated:  December 7, 2012

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